Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
40000 Sales	
40010 Food	2,105,261.20
40020 Beer & Wine	67,822.50
40030 Liquor	59,383.42
40040 Catering	182,463.10
40041 Catering Fees	13,586.17
40042 Christmas Tree Auction	16,650.44
Total 40040 Catering	**212,699.71**
40050 Merchandise	6,770.39
40060 Shipping Income	8.50
40080 Third Party	-1,290.49
40081 DoorDash Sales	132,197.44
40082 Grubhub Sales	45,569.26
Total 40080 Third Party	**176,476.21**
Total 40000 Sales	**2,628,421.93**
41000 Delivery Fee	4,867.77
45000 Discounts Given	-33,806.71
42000 Loyalty Program	-6,756.14
Total 45000 Discounts Given	**-40,562.85**
46000 Refunds Given	-2,710.32
49100 Uncategorized Income	0.00
Total Income	**$2,590,016.53**
Cost of Goods Sold	
50000 Cost of Goods Sold	467.24
50001 Food Cost	648,783.24
50002 Beer Cost	24,446.20
50003 Liquor Cost	18,103.94
50004 Liquor Mixers Cost	3,624.59
51000 Wages	922,102.22
510001 XTA	5,390.21
51001 Payroll Taxes	110,551.66
510011 XTA	662.33
Total 51001 Payroll Taxes	**111,213.99**
51002 FFCRA-PSL	3,298.22
51004 Salary Wages	14,376.25
51005 ARPA-PSL	1,188.00
Total 51000 Wages	**1,057,568.89**
Total 50000 Cost of Goods Sold	**1,752,994.10**
50100 Cash Over/Short	-104.83
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$1,752,889.27**

Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2021

	TOTAL
GROSS PROFIT	**$837,127.26**
Expenses	
60000 Advertising	20,755.41
60100 Auto Fuel	23,426.79
60200 Bank Charges	482.18
60201 Interest Expense	5,513.81
Total 60200 Bank Charges	**5,995.99**
61600 Donations	5,729.30
62500 Catering Expense	5,902.81
62501 Propane	3,037.79
Total 62500 Catering Expense	**8,940.60**
62700 Cell Phone	3,920.41
63000 Payroll & Benefit Expenses	934.36
63001 Employee Appreciation	10,400.52
63002 Gym Membership Benefit	908.60
63005 Health Insurance	33,956.42
63006 Meals and Entertainment	5,132.31
63007 Mileage Reimbursements	300.72
63008 Employee Discounts	12,682.60
63010 Travel Expense	14,282.57
63020 Uniform	4,094.59
63035 Officer(s) Wage Expenses	75,473.40
63036 Management Wage Expenses	82,156.06
63037 Payroll Tax Expenses	12,445.53
63038 Office Staff Wages	7,561.25
Total 63000 Payroll & Benefit Expenses	**260,328.93**
63030 Employee Development	54,956.34
65000 Insurance Expense	38,564.16
65004 Workers Compensation Insurance	19,149.62
Total 65000 Insurance Expense	**57,713.78**
65500 Contractor and Professional Fees	7,178.09
65501 Architect & Design Fees	2,580.00
Total 65500 Contractor and Professional Fees	**9,758.09**
66000 Facility Expense	
66001 Rent or Lease	78,283.55
66002 Security Expense	3,821.48
66003 Pest Control	1,681.07
66010 Storage Unit Rent	2,703.00
66100 Utilities	10,765.04
66101 Electric	48,439.13
66102 Natural Gas	3,433.40
66103 Telecommunications Expense	12,129.86
66104 Water	1,721.10

	TOTAL
66105 Garbage	796.85
Total 66100 Utilities	**77,285.38**
Total 66000 Facility Expense	**163,774.48**
67000 Legal & Professional Fees	-3,400.68
67001 Accounting Fees	50,671.78
67002 HR Service	6,206.91
67003 Payroll Service	3,320.00
Total 67000 Legal & Professional Fees	**56,798.01**
67100 Equipment Rental	2,808.71
67200 Merchandise Expense	2,287.41
67203 Merchandise Production	3,337.90
Total 67200 Merchandise Expense	**5,625.31**
67300 Licenses & Permits	10,897.65
67500 Merchant Service Fees	13,295.17
67501 Catering Event Fee	4,964.34
67502 Credit Card Processing Fee	65,908.73
67503 Doordash Fees	85,133.10
67504 Grubhub Fees	38,542.84
67505 Square Fees	2,828.42
67506 Toast Fees	7,728.69
67508 QuickBooks Payments Fees	406.04
Total 67500 Merchant Service Fees	**218,807.33**
68000 Office Supplies	24,971.05
68001 Marketing and Promotions	5,290.96
68002 Online Shipping Expense	638.75
68003 Team Software	20,715.67
Total 68000 Office Supplies	**51,616.43**
69000 Restaurant Supplies	121,291.96
69001 Supplies Expense	5,123.22
69002 Janitorial	27,070.57
69003 Small Equipment Expense	56,144.37
Total 69001 Supplies Expense	**88,338.16**
69006 Vendor Fee	1,632.13
69100 Repair & Maintenance	29,618.03
69101 Grease Trap	806.43
Total 69100 Repair & Maintenance	**30,424.46**
91000 Uncategorized Expense	580.00
91100 Taxes	4,131.62
Total Expenses	**$1,208,251.89**
NET OPERATING INCOME	**$ -371,124.63**
Other Income	
89000 Other Income	64,500.93

Quesadilla Gorilla, Inc.

Profit and Loss
January - December 2021

	TOTAL
89200 Interest Earned	30.41
89500 Tax-Exempt Income	386,066.49
Total Other Income	**$450,597.83**
Other Expenses	
90001 Amortization Expense	2,001.00
90100 Depreciation Expense	191,750.00
Total Other Expenses	**$193,751.00**
NET OTHER INCOME	**$256,846.83**
NET INCOME	**$ -114,277.80**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10010 CBB Savings 7801	76,406.65
10020 CBB Checking 5260	19,243.89
10030 Suncrest Profit Share 5278 (deleted)	34,216.19
10060 Expensify Clearing Account	0.00
10100 Chase Checking 9866	1,816.64
10110 Chase Savings 8310	0.00
10120 Chase Tax Account 2261	0.07
10400 Cash on Hand	3,627.43
Total Bank Accounts	**$135,310.87**
Accounts Receivable	
11000 Accounts Receivable	1,485.54
Total Accounts Receivable	**$1,485.54**
Other Current Assets	
11200 Due from Shareholder	33,197.67
11300 Inventory Asset	36,000.00
11400 Merchant Undeposited Funds	0.00
11401 DoorDash Undeposited Funds	5,357.23
11402 Grubhub Undeposited Funds	1,373.37
11404 Square Undeposited Funds	1,655.10
11405 Stripe Undeposited Funds	1,185.46
11406 Toast Undeposited Funds	13,771.82
Total 11400 Merchant Undeposited Funds	**23,342.98**
11410 Quickbooks Undeposited Funds	0.00
11510 Prepaid Expenses	17,616.80
11511 Prepaid Liquor License	20,834.00
11600 Suspense	0.00
11650 Uncategorized Asset	0.00
11700 Payroll Advance	2,599.78
Total Other Current Assets	**$133,591.23**
Total Current Assets	**$270,387.64**
Fixed Assets	
12000 Accumulated Depreciation	-521,178.19
12100 Auto & Transport Eq.	222,389.00
12200 Furniture & Equipment	71,675.39
12300 Improvements	145,095.84
12400 Machinery & Equipment	161,293.73
Total Fixed Assets	**$79,275.77**
Other Assets	
12500 Accumulated Amortization	-8,259.34
12600 Amortization	15,835.00

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
12700 Goodwill	14,182.48
12800 Other Asset	0.00
12810 Capitalized Franchising Costs	37,743.00
12820 Start-up Costs	6,411.85
Total 12800 Other Asset	**44,154.85**
12900 Rental Deposit	6,122.00
Total Other Assets	**$72,034.99**
TOTAL ASSETS	**$421,698.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable	17,703.03
Total Accounts Payable	**$17,703.03**
Credit Cards	
21000 Capital One	3,595.07
21200 Citi Credit Card 7607	0.00
21400 Expensify Card Liability Account	0.00
Total Credit Cards	**$3,595.07**
Other Current Liabilities	
21300 Catering Deposits	3,078.58
22000 Sales Tax Payable	16,074.70
22001 Fresno County	4,334.05
22002 Kings County	240.99
Total 22000 Sales Tax Payable	**20,649.74**
23000 Undistributed Tips	0.00
23001 Tips Payable - Toast	5,302.31
23002 Tips - Doordash	0.00
23003 Tips - Doordash Drive	0.00
23004 Tips Payable - Square	426.67
Total 23000 Undistributed Tips	**5,728.98**
23500 Gift Card Liability	53,057.29
23600 Prepaid Orders	-348.51
23700 Miguel Loan	0.00
24000 Payroll Clearing	2,222.26
24002 Payroll Liability	6,114.17
24003 Medical Clearing	0.00
Total 24002 Payroll Liability	**6,114.17**
Total 24000 Payroll Clearing	**8,336.43**
24010 Uncleared Paychecks	851.02
Total Other Current Liabilities	**$91,353.53**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
Total Current Liabilities	**$112,651.63**
Long-Term Liabilities	
25001 Notes Payable - 2015 Ford Transit 3111	15,669.40
25002 Notes Payable - 2018 Ford Transit 3659	22,090.80
25005 CRF Access Capital Loan	100,000.00
25100 PPP Loan #1	0.00
25101 PPP Loan #2	0.00
25102 EIDL Loan	500,000.00
25500 WareHouse Row Loan	0.00
26000 SMBX Bonds	127,325.90
27000 Due to Shareholder	0.00
27001 Miguel Reyes	0.00
Total 27000 Due to Shareholder	**0.00**
28000 Quickbooks Loan Dec 2019	0.00
Total Long-Term Liabilities	**$765,086.10**
Total Liabilities	**$877,737.73**
Equity	
30000 Opening Balance Equity	0.00
30001 Capital - Miguel	0.00
30002 Capital - Mikayla	0.00
30010 Miguel Contributions	0.00
30020 Common Stock	5,000.00
30025 Mikayla Contribution	0.00
31000 Miguel - Draw	-273.46
31001 Mikayla - Draw	0.00
32000 Retained Earnings	-346,488.07
Net Income	-114,277.80
Total Equity	**$ -456,039.33**
TOTAL LIABILITIES AND EQUITY	**$421,698.40**

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-114,277.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-1,485.54
11300 Inventory Asset	-19,000.00
11401 Merchant Undeposited Funds:DoorDash Undeposited Funds	2,154.50
11402 Merchant Undeposited Funds:Grubhub Undeposited Funds	3,824.18
11404 Merchant Undeposited Funds:Square Undeposited Funds	761.08
11405 Merchant Undeposited Funds:Stripe Undeposited Funds	-1,185.46
11406 Merchant Undeposited Funds:Toast Undeposited Funds	-5,832.91
11510 Prepaid Expenses	-17,616.80
11511 Prepaid Liquor License	-20,834.00
11700 Payroll Advance	-2,599.78
12000 Accumulated Depreciation	191,750.00
12200 Furniture & Equipment	-44,687.48
12500 Accumulated Amortization	2,001.00
12900 Rental Deposit	-5,122.00
20000 Accounts Payable	-37,890.21
21000 Capital One	-3,927.18
21200 Citi Credit Card 7607	-776.44
21400 Expensify Card Liability Account	0.00
22000 Sales Tax Payable	-20,028.18
22001 Sales Tax Payable:Fresno County	4,334.05
22002 Sales Tax Payable:Kings County	240.99
23000 Undistributed Tips	0.00
23001 Undistributed Tips:Tips Payable - Toast	5,302.31
23002 Undistributed Tips:Tips - Doordash	0.00
23003 Undistributed Tips:Tips - Doordash Drive	-29.10
23004 Undistributed Tips:Tips Payable - Square	426.67
23500 Gift Card Liability	6,109.86
23600 Prepaid Orders	-348.51
23700 Miguel Loan	-1,226.54
24000 Payroll Clearing	1,937.90
24002 Payroll Clearing:Payroll Liability	6,114.17
24003 Payroll Clearing:Payroll Liability:Medical Clearing	0.00
24010 Uncleared Paychecks	851.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**43,217.60**
Net cash provided by operating activities	**$ -71,060.20**
INVESTING ACTIVITIES	
12100 Auto & Transport Eq.	-50,990.65
12300 Improvements	-67,306.58
12400 Machinery & Equipment	-59,787.67
12810 Other Asset:Capitalized Franchising Costs	-37,743.00
12820 Other Asset:Start-up Costs	-6,411.85

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2021

	TOTAL
Net cash provided by investing activities	**$ -222,239.75**
FINANCING ACTIVITIES	
25001 Notes Payable - 2015 Ford Transit 3111	15,669.40
25002 Notes Payable - 2018 Ford Transit 3659	-5,243.17
25005 CRF Access Capital Loan	100,000.00
25100 PPP Loan #1	-145,000.00
25101 PPP Loan #2	0.00
25102 EIDL Loan	350,000.00
25500 WareHouse Row Loan	-26,765.66
26000 SMBX Bonds	127,325.90
27001 Due to Shareholder:Miguel Reyes	0.00
28100 Square Loan - Dusty 2019 (deleted)	-4,308.44
30000 Opening Balance Equity	0.00
31000 Miguel - Draw	-273.46
31001 Mikayla - Draw	0.00
32000 Retained Earnings	292.78
Net cash provided by financing activities	**$411,697.35**
NET CASH INCREASE FOR PERIOD	**$118,397.40**
Cash at beginning of period	16,913.47
CASH AT END OF PERIOD	**$135,310.87**